SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated September 8, 2016 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires:

By letter dated September 8, 2016, the Company reported that in compliance with Section 62 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

	06/30/2016	06/30/2015
In million of Pesos
Net Loss (nine-month period)	(2,472)	(164)
Gain / Loss attributable to:
Company’s shareholders	(1,402)	114
Non-controlling interests	(1,070)	642

Shareholders’ Equity:

Capital stock	495	495
Treasury shares	7	7
Comprehensive adjustment of capital stock and of treasury shares	65	65
Additional paid-in capital	659	659
Premium for trading of treasury shares	16	13
Cost of treasury shares	(32)	(32)
Share warrants	-	-
Changes in non-controlling interest	160	54
Conversion reserve	807	463
Reserve for share-based payments	95	82
Statutory reserve	83	-
Reserve for purchase of securities issued by the Company	32	32
Reserve for defined benefit plans	(6)	-
Other Subsidiary reserve	(1)	-
Reserve for future dividends	31	-
Retained earnings	(1,390)	(119)
Shareholders’ Equity attributable to controlling company’s shareholders	1,021	1,957
Non-controlling interest	14,211	2.559
TOTAL SHAREHOLDERS’ EQUITY	15,232	4.516

In compliance with Section o) of the referred Regulations, we report that as of the closing date of the financial statements, the Company’s capital stock was ARS 501,642,804, divided into 501,642,804 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share.

The Company’s principal shareholder is Inversiones Financieras del Sur S.A with 154,898,780 shares, accounting for 30.88% of the issued and subscribed capital stock.

In addition, we report that as of June 30, 2016, after deducting Inversiones Financieras del Sur S.A.’s interest and the treasury shares, the remaining shareholders held 340,219,025 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share, accounting for 67.8% of the issued and subscribed capital stock.

Below are the highlights for the twelve-month period ended June 30, 2016:

●
During FY 2016, we began consolidating the results of our investment in IDB Development Corporation.

●
Operating Income for fiscal year 2016 reached ARS 3,746 million while the net result registered a loss of ARS 2,472 million (ARS 1,402 million to Cresud’ shareholders) mainly explained by concepts that do not involve cash expenditures as exchange rate differences and the value at market price of Clal, owned by IBDB .

●
Operating income for the farming segment increased by ARS 562 million in fiscal year 2016 compared to 2015 mainly due to the positive effect of the cut and reduction of export taxes and the depreciation of the exchange rate in Argentina and good operating results.

●
We have planted approximately 180,000 ha and developed 8,850 ha in the region during this campaign.

●
We have not concrete farmland sales during FY 2016. As a subsequent event, we sold a farm in Argentina for $ 6 million.

●
Our urban properties and investments business increased its operating profit by 38.8% to ARS 3,464 million in the fiscal year due to higher results coming from the rental segment in Argentina and the incorporation of IDBD.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
September 9, 2016